Exhibit 99.1

(current denomination of Perdigão S.A.)

A Publicly Authorized Capital Company

CNPJ n° 01.838.723/0001-27

ANNOUNCEMENT TO THE SHAREHOLDERS

In accordance with the announcement to the market published on March 17 2010 and pursuant to the Extraordinary/Ordinary General Meeting of March 31 2010,  we wish to notify the approval of a 100% split of the Company’s shares in the proportion of one new share for each existing share and the approval of a change in the ratio of the Company’s ADR (American Depositary Receipts) program so that the latter securities will have the same proportional share base such that each 1 (one) share will correspond to 1 (one) ADR,  and further inform that:

• All shareholders in Brasil holding shares as of March 31 2010, the date of the General Meeting, shall have the right to the stock split.

• The ex-rights date shall be on April 1 2010 when the shares shall trade ex-split.

• The credit relating to the new shares arising from the stock split shall be due on April 7 2010.

• The shares/ADRs resulting from the stock split shall enjoy the same rights as the existing shares with respect to all benefits, including dividends and any other form of equity remuneration that the Company may come to pay out;

The Bank of New York Mellon, the depositary bank for BRF - Brasil Foods ADR program, shall announce to the American Market as to the effective dates for the ADR split and the change in the ratio, while Itaú Unibanco S.A., in the position of Custodian for the underlying shares to the ADRs, shall likewise announce to the Brazilian Market through the BM&FBOVESPA.

We would also like to announce that all other matters relative to the Meeting including the Stock Option Plan were approved. In addition, the mergers of the wholly owned subsidiaries, Avipal Nordeste S.A. and HFF Participações S.A. with BRF were approved, these mergers having no measurable effect on the Company’s financial statements.

São Paulo (SP), March 31 2010.

Leopoldo Viriato Saboya

Chief Financial and Investor Relations Officer